Huiyang YU

September 25, 2009

NextMart Inc.

Room 1208 Oriental Plaza Bldg. W3

1 East Chang'an Avenue,

Dongcheng District,

Beijing, 100738 PRC

Resignation from the Board of Directors

To NextMart Inc’s Board of Directors,

      I, Huiyang Yu, hereby tender my resignation as director of the Board of Directors for NextMart Inc., effective immediately on September 25, 2009.

I confirm that my departure in no way reflects any disagreements with the Company on matters relating to the Company’s policies, operations or practices, and that I have no claim against the NextMart Inc. whatsoever whether in respect to fees, remuneration, or compensation for the loss of office.

Sincerely,

/s/ Huiyang Yu

Huiyang Yu